February 27, 2026

Samraat S. Raha
President and Chief Executive Officer
Myriad Genetics, Inc.
322 North 2200 West
Salt Lake City, UT 84116

       Re: Myriad Genetics, Inc.
           Registration Statement on Form S-3
           Filed February 24, 2026
           File No. 333-293681
Dear Samraat S. Raha:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Daniel T. Kajunski, Esq.